Exhibit (s)

The information in this preliminary prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN
CONJUNCTION WITH FUTURE COMMON STOCK OFFERINGS

Common Stock

We are an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, or the 1940 Act. Our investment objective is to provide our stockholders with both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. OFS Capital Management, LLC serves as our external manager. OFS Capital Services, LLC serves as our administrator.

All of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are being sold by us. We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as amended.

Substantially all of the debt securities in which we invest are below investment grade debt securities and are often referred to as “high yield” or “junk” securities. Exposure to below investment grade securities involves certain risks, and those securities are viewed as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. A material amount of our debt investments contain floating interest rate provisions that may make it more difficult for the borrowers to make debt repayments. Further, our debt investments generally will not pay down principal during their term which could result in a substantial loss to us if the portfolio company is unable to refinance or repay the debt at maturity.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “OFS.” On            , 20  , the last reported sales price on the NASDAQ Global Select Market for our common stock was $     per share. We are required to determine the net asset value per share of our common stock on a quarterly basis. Our net asset value per share of our common stock as of [              ] was $[        ].

Please read this prospectus supplement and the accompanying prospectus before investing and keep it for future reference. It contains important information about us that a prospective investor ought to know before investing in our securities. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. The information is available free of charge by contacting Investor Relations of OFS Capital Corporation, 10 S. Wacker Drive, Suite 2500, Chicago, IL 60606, or by calling us at (847) 734-2060 or on our website at www.ofscapital.com. The Securities and Exchange Commission, or the SEC, maintains a website at www.sec.gov where such information is available without charge. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus.

Investing in shares of our common stock involves a high degree of risk, including credit risk and the risk of the use of leverage. Before buying any shares of our common stock, you should read the discussion of the material risks of investing in our common stock in “Risk Factors” beginning on page [  ] of this prospectus supplement and page [  ] of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Sales Load (Underwriting Discounts and Commissions)	$	$
Proceeds to the Company (before expenses)	$	$

The underwriters expect to deliver the shares on or about            , 20  .

Prospectus Supplement dated          , 20  .

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

Page
Prospectus summary
Fees and expenses
Selected consolidated financial data
Risk factors
Special note regarding forward-looking statements
Use of proceeds
Price range of common stock and distributions
Management’s discussion and analysis of financial condition and results of operations
The company
Senior securities
Portfolio companies
Management
Portfolio management
Management and other agreements
Related-party transactions and certain relationships
Control persons and principal shareholders
Determination of net asset value
Dividend reinvestment plan
Description of our capital stock
Regulation
Material U.S. federal income tax considerations
Plan of distribution
Custodian, transfer and dividend paying agent and registrar
Brokerage allocation and other practices
Legal matters
Independent registered public accounting firm
Change in independent registered public accounting firm
Available information
Index to financial statements

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information and disclosure. To the extent the information contained in this prospectus supplement differs from or is additional to the information contained in the accompanying prospectus, you should rely only on the information contained in this prospectus supplement. Please carefully read this prospectus supplement and the accompanying prospectus together with the additional information described under the headings “Where You Can Find Additional Information” and “Risk Factors” included in this prospectus supplement and the accompanying prospectus, respectively, before investing in our common stock.

Neither we nor the underwriters have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and the accompanying prospectus is accurate as of the dates on their respective covers. Our financial condition, results of operations and prospects may have changed since those dates. To the extent required by law, we will amend or supplement the information contained in this prospectus supplement and the accompanying prospectus to reflect any material changes subsequent to the date of this prospectus supplement and the accompanying prospectus and prior to the completion of any offering pursuant to this prospectus supplement and the accompanying prospectus.

S-ii

PROSPECTUS SUMMARY

The following summary contains basic information about the offering of shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all the information that is important to you. For a more complete understanding of the offering of shares of our common stock pursuant to this prospectus supplement, we encourage you to read this entire prospectus supplement and the accompanying prospectus, and the documents to which we have referred in this prospectus supplement and the accompanying prospectus. Together, these documents describe the specific terms of the shares we are offering. You should carefully read the sections entitled “Risk Factors,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in the accompanying prospectus.

Throughout this prospectus, we refer to OFS Capital Corporation and its consolidated subsidiaries as the “Company,” “we,” “us” or “our;” OFS Capital Management, LLC as “OFS Advisor” or the “Advisor;” and OFS Capital Services, LLC as “OFS Services” or the “Administrator.”

OFS Capital Corporation

We are an externally managed, closed-end, non-diversified management investment company formed in March 2001. Our investment objective is to provide our shareholders with both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. Our investment strategy focuses primarily on investments in middle-market companies in the United States. We use the term “middle-market” to refer to companies which may exhibit one or more of the following characteristics: number of employees between 150 and 2,000; revenues between $15 million and $300 million; annual earnings before interest, taxes, depreciation and amortization, or EBITDA, between $3 million and $50 million; generally, private companies owned by private equity firms or owners/operators; and enterprise value between $10 million and $500 million. For additional information about how we define the middle-market, see “The Company — Investment Criteria/Guidelines.”

In connection with our initial public offering, or IPO, on November 7, 2012, we converted from a limited liability company to a corporation, as a result of which the sole membership interest held by Orchard First Source Asset Management, LLC, or OFSAM, prior to the conversion was exchanged for 2,912,024 shares of our common stock. In connection with our IPO, we elected to be treated as a business development company, or BDC, under the 1940 Act. On November 14, 2012, we completed our IPO selling 6,666,667 shares of our common stock at a public offering price of $15 per share, raising $100 million in gross proceeds. We incurred approximately $6.2 million of sales load and $5.8 million of offering related costs in connection with our IPO. We utilized approximately $90 million of our IPO proceeds to pay down the senior secured revolving credit facility, which OFS Capital WM, LLC, or OFS Capital WM, our wholly owned subsidiary, entered into with Wells Fargo Bank, N.A., or Wells Fargo, and Madison Capital Funding LLC, a subsidiary of New York Life Investments, or Madison Capital, to finance its business.

As of March 31, 2014, our investment portfolio consisted of outstanding loans of approximately $226.9 million in aggregate principal amount in 56 portfolio companies, of which $52.3 million in aggregate principal amount was held by OFS SBIC I, LP (formerly known as Tamarix Capital Partners, L.P.), or SBIC I LP, our wholly-owned SBIC subsidiary, in nine portfolio companies. As of that date, 92% of our investment portfolio was comprised of senior secured loans, 4% of subordinated loans and 4% of equity investments, at fair value.

As of March 31, 2014, our net asset value was approximately $139.2 million, or approximately $14.45 per share.

While our investment strategy focuses primarily on middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other minority equity securities, we also may invest up to 30% of our portfolio in opportunistic investments of non-eligible portfolio companies. Specifically, as part of this 30% basket, we may consider investments in investment funds that are operating pursuant to certain exceptions to the 1940 Act and in advisers to similar investment funds, as well as in debt of middle-market companies located outside of the United States and debt and equity of public companies that do not meet the definition of eligible portfolio companies because their market capitalization of publicly traded equity securities exceeds the levels provided for in the 1940 Act.

Our investment strategy includes SBIC I LP, which received a small business investment company, or SBIC, license from the U.S. Small Business Administration, or SBA, in May 2012. On December 4, 2013, we received approval from the SBA to acquire all of the limited partnership interests in SBIC I LP and all of the ownership interests of its general partner, OFS SBIC I GP, LLC (formerly known as Tamarix Capital G.P. LLC), or SBIC I GP, that were owned or subscribed for by other persons (the “SBIC Acquisitions”). We acquired the interests on December 4, 2013, which resulted in SBIC I LP becoming a wholly-owned subsidiary. The transaction was finalized in January 2014. For additional information on the acquisition of SBIC I LP and SBIC I GP, see our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The SBIC license allows SBIC I LP to receive SBA-guaranteed debenture funding, subject to the issuance of a leverage commitment by the SBA and other customary procedures. SBA leverage funding is subject to SBIC I LP’s payment of certain fees to the SBA, and the ability of SBIC I LP to draw on the leverage commitment is subject to its compliance with SBA regulations and policies, including an audit by the SBA. For additional information regarding the regulation of SBIC I LP, see “Regulation — Small Business Investment Company Regulations.”

On November 26, 2013, we received an exemptive order from the SEC to permit us to exclude the debt of SBIC I LP guaranteed by the SBA from the definition of senior securities in the statutory 200% asset coverage ratio under the 1940 Act, allowing for greater capital deployment.

Our investment activities are managed by OFS Capital Management, LLC, or OFS Advisor, and supervised by our board of directors, a majority of whom are independent of us, OFS Advisor and its affiliates. Under the investment advisory and management agreement between us and OFS Advisor, or the Investment Advisory Agreement, we have agreed to pay OFS Advisor an annual base management fee based on the average value of our total assets (other than cash and cash equivalents and certain non-cash items resulting from the SBIC Acquisitions but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) as well as an incentive fee based on our investment performance. On May 5, 2014, OFS Advisor agreed to reduce its base management fee by two-thirds for the nine months commencing April 1, 2014 and ending December 31, 2014. For additional information regarding the fees paid to OFS Advisor, see “Management and Other Agreements — Investment Advisory Agreement.”

We have also entered into an administration agreement, or Administration Agreement, with OFS Capital Services, LLC, or OFS Services, our Administrator. Under our Administration Agreement, we have agreed to reimburse OFS Services for our allocable portion (subject to the review and approval of our independent directors) of overhead and other expenses incurred by OFS Services in performing its obligations under the Administration Agreement.

As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Under the relevant SEC rules, the term “eligible portfolio company” includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million, in each case organized in the United States.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to 50% of our asset base). We may borrow money when the terms and conditions available are favorable to do so and are aligned with our investment strategy and portfolio composition. The use of borrowed funds or the proceeds from issuing our preferred stock to make investments would have its own specific benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock.

We have elected to be treated for tax purposes as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, or the Code. To qualify as a RIC, we must, among other things, meet certain source-of-income and assets diversification requirements. Pursuant to these elections, we generally will not have to pay corporate-level taxes on any income we distribute to our shareholders.

On September 28, 2010, OFS Capital WM entered into a $180.0 million secured revolving credit facility (as amended from time to time, the “OFS Capital WM Credit Facility”) with Wells Fargo and Madison Capital, with the Class A lenders (initially Wells Fargo) providing up to $135.0 million in Class A loans (“Class A Facility”) and the Class B lenders (initially Madison Capital) providing up to $45.0 million in Class B loans (“Class B Facility”). The OFS Capital WM Credit Facility is secured by all current and future eligible loans acquired by OFS Capital WM. The loan facilities with Wells Fargo and Madison Capital had five- and six-year terms, respectively, and both facilities provided a one-year option for extension upon the approval of the lenders. The loan facilities had a reinvestment period of two years after the closing date of the OFS Capital WM Credit Facility, which could be extended by one year with the consent of each lender. Outstanding borrowings on the loan facilities were limited to the lesser of (1) $180.0 million and (2) the borrowing base as defined by the OFS Capital WM Credit Facility loan documents. OFS Capital WM is obligated to pay interest on the outstanding loans on each quarterly payment date. The Class B Facility was terminated in January 2013. In connection with the closing of the OFS Capital WM Credit Facility, OFS Capital WM incurred financing costs of approximately $3.5 million were deferred and amortized over the term of OFS Capital WM Credit Facility. As a result of the amendments to OFS Capital WM Credit Facility in 2012 (“WM 2012 Credit Facility Amendments”), we have substantial additional input into certain key management decisions with respect to OFS Capital WM’s portfolio companies, including decisions with respect to amendments to or modifications of the investments in these entities, or noticing or waiving of defaults or accelerating portfolio loans.

Organizational Structure

About OFS and Our Adviser

OFS (which refers to the collective activities and operations of OFSAM and its subsidiaries and certain affiliates) is an investment platform focused on meeting the capital needs of middle-market companies. OFS is the successor to First Source Financial Inc., which was founded in 1995 as a joint venture between Dominion Capital, Inc., a wholly-owned subsidiary of Dominion Resources, Inc., or Dominion, and Household Commercial Financial Services Inc., a unit of Household International, or Household. Household sold its interest in First Source Financial Inc. to Dominion in 1997. In 2003, Orchard Paladin Management, LLC, our

predecessor, acquired from Dominion a portfolio of performing and non-performing loans of approximately $625 million in aggregate commitment amount, plus additional investments in equity securities. Shortly thereafter, in 2004, Orchard Paladin Management, LLC acquired Dominion’s interest in First Source Financial Inc. Most of the loan workouts and special situations investments managed by our senior managers since 2003 involved loans in the portfolio acquired from Dominion and loans acquired as a result of the purchase of Dominion’s interest in First Source Financial Inc.

As of March 31, 2014, OFS had 40 full-time employees and two part-time employees. OFS is headquartered in Chicago, Illinois, with additional offices in New York, New York and Los Angeles, California.

Our investment activities are managed by OFS Advisor, our investment adviser. OFS Advisor is responsible for sourcing potential investments, conducting research and diligence on potential investments and equity investors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. OFS Advisor is a subsidiary of OFSAM, our parent company prior to the completion of our IPO, and is a registered investment adviser under the Investment Advisers Act of 1940, or the Advisers Act.

Our relationship with OFS Advisor is governed by and dependent on the Investment Advisory Agreement and may be subject to conflicts of interest. We have entered into the Investment Advisory Agreement, pursuant to which OFS Advisor provides us with advisory services in exchange for a base management fee and incentive fee. See “Management and Other Agreements — Investment Advisory Agreement” for a discussion of the base management fee and incentive fee payable by us to OFS Advisor. The base management fee is based on our total assets (other than cash and cash equivalents and the intangible asset and goodwill resulting from the SBIC Acquisitions but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) and, therefore, OFS Advisor will benefit when we incur debt or use leverage. Our board of directors is charged with protecting our interests by monitoring how OFS Advisor addresses these and other conflicts of interest associated with its management services and compensation. While our board of directors is not expected to review or approve each borrowing or incurrence of leverage, our independent directors will periodically review OFS Advisor’s services and fees as well as its portfolio management decisions and portfolio performance.

OFS Advisor has entered into a staffing agreement, or the Staffing Agreement, with Orchard First Source Capital, Inc., or OFSC, a wholly-owned subsidiary of OFSAM. With the exception of Richard Ressler, OFSC employs all of OFS’s investment professionals. Under the Staffing Agreement, OFSC will make experienced investment professionals available to OFS Advisor and provide access to the senior investment personnel of OFS and its affiliates. The Staffing Agreement provides OFS Advisor with access to deal flow generated by OFS and its affiliates in the ordinary course of their businesses and commits the members of OFS Advisor’s investment committee to serve in that capacity. As our investment adviser, OFS Advisor is obligated to allocate investment opportunities among us and any other clients fairly and equitably over time in accordance with its allocation policy.

OFS Advisor capitalizes on the significant deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of OFS’s professionals. The senior management team of OFS, including Glenn Pittson, Bilal Rashid, Jeff Cerny and Mark Hauser, provides services to OFS Advisor. These managers have developed a broad network of contacts within the investment community, averaging over 20 years of experience investing in debt and equity securities of middle-market companies. In addition, these managers have gained extensive experience investing in assets that will constitute our primary focus and have expertise in investing across all levels of the capital structure of middle-market companies.

OFS Advisor’s investment committee, or the Advisor Investment Committee, which is comprised of Richard Ressler (Chairman), Jeffrey Cerny, Peter Fidler, Mark Hauser, Glenn Pittson, Bilal Rashid, and Peter Rothschild, is responsible for our overall asset allocation decisions, as well as approval all of investments made by us directly or through OFS Capital WM. Certain members of the Advisor’s Investment Committee perform a similar role for other investments managed by OFS and its affiliates.

The investment committee for SBIC I LP, or the SBIC Investment Committee (and, together with the Advisor Investment Committee, the Investment Committees), which is comprised of Peter Fidler, Mark Hauser, Glenn Pittson, and Peter Rothschild is responsible for approval of all of investments made by SBIC I LP. Any investment decision on the part of SBIC I LP requires the unanimous approval of the SBIC Investment Committee.

Our Administrator

OFS Services, an affiliate of OFS Advisor, provides the administrative services necessary for us to operate. OFS Services furnishes us with officers and their staffs, office facilities and equipment, necessary software licenses and subscriptions and clerical, bookkeeping and recordkeeping services at such facilities. OFS Services oversees our financial reporting as well as prepares our reports to shareholders and all other reports and materials required to be filed with the SEC or any other regulatory authority. OFS Services also manages the determination and publication of our net asset value and the preparation and filing of our tax returns and generally monitors the payment of our expenses and the performance of administrative and professional services rendered to us by others. OFS Services may retain third parties to assist in providing administrative services to us.

Market Opportunity

Our investment strategy is focused primarily on investments in middle-market companies in the United States. We find the middle-market attractive for the following reasons:

Large Target Market.  We believe that these middle-market companies represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow.

Specialized Lending Requirements with High Barriers to Entry.  We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. As a result, middle-market companies historically have been served by a limited segment of the lending community. As a result of the unique challenges facing lenders to middle-market companies, there are high barriers to entry that a new lender must overcome.

Robust Demand for Debt Capital.  We believe that private equity firms have significant committed but uncalled capital, a large portion of which is still available for investment in the United States.

Competitive Strengths and Core Competencies

Deep Management Team Experienced in All Phases of Investment Cycle and Across All Levels of the Capital Structure.  We are managed by OFS Advisor, which has access through the Staffing Agreement with OFSC to the resources and expertise of OFS’s investment professionals. As of March 31, 2014, OFS’s credit and investment professionals (including all investment committee members) employed by OFSC had an average of over 15 years of investment experience with strong institutional backgrounds.

Significant Investment Capacity.  The net proceeds of equity offerings and borrowing capacity under our credit facilities, will provide us with a substantial amount of capital available for deployment into new investment opportunities in our targeted asset class.

Scalable Infrastructure Supporting the Entire Investment Cycle.  We believe that our loan acquisition, origination and sourcing, underwriting, administration and management platform is highly scalable (that is, it can be expanded on a cost efficient basis within a timeframe that meets the demands of business growth). Our platform extends beyond origination and sourcing and includes a regimented credit monitoring system. We believe that our careful approach, which involves ongoing review and analysis by an experienced team of professionals, should enable us to identify problems early and to assist borrowers before they face difficult liquidity constraints.

Extensive Loan Sourcing Capabilities.  OFS Advisor gives us access to the deal flow of OFS. We believe OFS’s 19-year history as a middle-market lending platform and its market position make it a leading lender to many sponsors and other deal sources, especially in the currently under-served lending environment, and we have extensive relationships with potential borrowers and other lenders.

Structuring with a High Level of Service and Operational Orientation.  We provide client-specific and creative financing structures to our portfolio companies. Based on our experience in lending to and investing in middle-market companies, we believe that the middle-market companies we target, as well as sponsor groups we may pursue, require a higher level of service, creativity and knowledge than has historically been provided by other service providers more accustomed to participating in commodity-like loan transactions.

Rigorous Credit Analysis and Approval Procedures.  OFS Advisor utilizes the established, disciplined investment process of OFS for reviewing lending opportunities, structuring transactions and monitoring investments. Using OFS’s disciplined approach to lending, OFS Advisor seeks to minimize credit losses through effective underwriting, comprehensive due diligence investigations, structuring and, where appropriate, the implementation of restrictive debt covenants.

Structure of Investments

We anticipate that our loan portfolio will continue to contain investments of the following types:

First-Lien Senior Secured Loans.  First-lien senior secured loans comprise a significant portion of our investment portfolio.

Senior Secured Unitranche Loans.  Unitranche loans are loans that combine both senior and subordinated debt into one loan under which the borrower pays a single blended interest rate that is intended to reflect the relative risk of the secured and unsecured components.

Second-lien Senior Secured Loans.  We obtain security interests in the assets of these portfolio companies as collateral in support of the repayment of such loans. This collateral typically takes the form of second-priority liens on the assets of a portfolio company, and we may enter into an intercreditor agreement with the holders of the portfolio company’s first-lien senior secured debt.

Unsecured Subordinated (“Mezzanine”) Loans.  We structure these investments as unsecured, subordinated loans that typically provide for relatively high, fixed interest rates that provide us with significant current interest income.

Warrants and Other Minority Equity Securities.  In some cases, we will also receive nominally priced warrants or options to buy a minority equity interest in the portfolio company in connection with such a loan. As a result, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest.

General Structuring Considerations.  We tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results.

We expect to hold most of our investments to maturity or repayment, but we may sell some of our investments earlier if a liquidity event occurs, such as a sale, recapitalization or worsening of the credit quality of the portfolio company.

Conflicts of Interests

Subject to certain 1940 Act restrictions on co-investments with affiliates, OFS Advisor will offer us the right to participate in investment opportunities that it determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors. Such offers will be subject to the exception that, in accordance with OFS Advisor’s allocation policy, we might not participate in each individual opportunity but will, on an overall basis, be entitled to participate fairly and equitably with other entities managed by OFS Advisor and its affiliates.

To the extent that we compete with entities managed by OFS Advisor or any of its affiliates for a particular investment opportunity, OFS Advisor will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) its internal allocation policy, (b) the requirements of the Advisers Act, and (c) certain restrictions under the 1940 Act and rules thereunder regarding co-investments with affiliates. OFS Advisor’s allocation policy is intended to ensure that we may generally share fairly and equitably with other investment funds or other investment vehicles managed by OFS Advisor or its affiliates in investment opportunities that OFS Advisor determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer that may be suitable for us and such other investment funds or other investment vehicles. Under this allocation policy, if two or more investment vehicles with similar or overlapping investment strategies are in their investment periods, an available opportunity will be allocated based on the provisions governing allocations of such investment opportunities in the relevant organizational, offering or similar documents, if any, for such investment vehicles. In the absence of any such provisions, OFS Advisor will consider the following factors and the weight that should be given with respect to each of these factors:

•	investment guidelines and/or restrictions, if any, set forth in the applicable organizational, offering or similar documents for the investment vehicles;
•	risk and return profile of the investment vehicles;
•	suitability/priority of a particular investment for the investment vehicles;
•	if applicable, the targeted position size of the investment for the investment vehicles;
•	level of available cash for investment with respect to the investment vehicles;
•	total amount of funds committed to the investment vehicles; and
•	the age of the investment vehicles and the remaining term of their respective investment periods, if any.

In situations where co-investment with such other accounts is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, OFS Advisor will need to decide which account will proceed with the investment. The decision by OFS Advisor to allocate an opportunity to another entity could cause us to forego an investment opportunity that we otherwise would have made. See “Related-Party Transactions and Certain Relationships.”

Corporate Information

Our principal executive offices are located at 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606, and our telephone number is (847) 734-2060. Our corporate website is located at http://www.ofscapital.com. Information on our website is not incorporated into or a part of this prospectus.

Risks

Investing in our common stock may be speculative and involves certain risks relating to our structure and our investment objective that you should consider before deciding whether to invest. Certain of these risks are referenced below:

Capital markets are currently functional, but may experience periods of disruption and instability, which could have a negative impact on our business and operations.

There are numerous risks relating to our business, including credit losses on our investments, the risk of loss associated with leverage, illiquidity and valuation uncertainties in our investments, possible lack of appropriate investments, the lack of experience in operating a BDC of our investment adviser and our dependence on such investment adviser.

There are also numerous risks relating to our investments, including the risky nature of the securities in which we invest, the subordinated nature of select investments, our potential lack of control over our portfolio companies, our limited ability to invest in public or foreign companies and the potential incentives in our investment adviser to invest more speculatively than it would if it did not have an opportunity to earn incentive fees.

We also have various risks relating to our status as a BDC, including limitations on raising additional capital, failure to qualify as a BDC and loss of tax status as a RIC.

There are also risks relating to this offering, including volatility in our stock price and the anti-takeover effect of certain provisions in our certificate of incorporation.

See “Risk Factors” beginning on page [  ] of the accompanying prospectus for a more detailed discussion of these and other material risks you should carefully consider before deciding to invest in our common stock.

THE OFFERING

Common stock offered by us
[ ] shares
Common stock outstanding prior to this offering
[ ] shares
Common stock to be outstanding after this offering (assuming no exercise of the underwriters’ over-allotment option)
[ ] shares
Over-allotment option
[ ] shares
Use of proceeds
If we sell shares of our common stock with an aggregate offering price of $ million, we anticipate that our net proceeds, after deducting sales agent commissions and estimated expenses payable by us, will be approximately $ million. We intend to use the net proceeds from this offering for general corporate purposes, which include investing in debt and equity securities, repayment of any outstanding indebtedness, acquisitions and other general corporate purposes. Pending these uses, we will invest such net proceeds primarily in cash, cash equivalents, and U.S. government securities or other high-quality debt investments that mature in one year or less consistent with our business development company election and our election to be taxed as a RIC, at yields significantly below those we expect to earn on our other portfolio investments. The management fee payable by us to our investment adviser will not be reduced while our assets are invested in these temporary investments. See “Use of Proceeds.”
Distribution
To the extent that we have income available, we intend to distribute quarterly dividends to our stockholders. The amount of our dividends, if any, will be determined by our Board of Directors. Any dividends to our stockholders will be declared out of assets legally available for distribution. See “Price Range of Common Stock and Distributions.”
Taxation
We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally do not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Price Range of Common Stock and Distributions” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.
NASDAQ Global Select Market symbol
“OFS”
Risk factors
An investment in our common stock is subject to risks and involves a heightened risk of total loss of investment. In addition, the companies in which we invest are subject to special risks. See “Risk Factors” beginning on page [ ] of the accompanying prospectus to read about factors you should consider, including the risk of leverage, before investing in our common stock.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us,” “the Company” or “OFS Capital,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in OFS Capital.

Shareholder transaction expenses:
Sales load (as a percentage of offering price)		%(1)
Offering expenses (as a percentage of offering price)		%(2)
Dividend reinvestment plan expenses		%(3)
Total shareholder transaction expenses (as a percentage of offering price)		%
Annual expenses (as a percentage of net assets attributable to common stock):
Base management fee payable under Investment Advisory Agreement		%(4)
Incentive fees payable under Investment Advisory Agreement	—	%(5)
Interest payments on borrowed funds		%(6)
Other expenses		%(7)(8)
Acquired fund fees and expenses	—	%(9)
Total annual expenses		%(4)(8)

(1)	The sales load (underwriting discount) with respect to the shares sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.
(2)	Amount reflects estimated offering expenses of approximately $ .
(3)	The expenses of the dividend reinvestment plan are included in “other expenses.” For additional information, see “Dividend Reinvestment Plan.”
(4)	Commencing November 1, 2013 through March 31, 2014, our base management fee, under the Investment Advisory Agreement was 1.75% per year of our total assets (other than cash and cash equivalents and goodwill and intangible assets relating to the SBIC Acquisitions but including assets purchased with borrowed amounts and including assets owned by any consolidated entity). On May 5, 2014, OFS Advisor agreed to reduce its base management fee by two-thirds for the nine months commencing April 1, 2014 and ending December 31, 2014. Accordingly, the effective annual base management fee for the 2014 fiscal year will be equal to or less than 50% of the 1.75% required by our Investment Advisory Agreement with OFS Advisor, or not greater than 0.875%. Notwithstanding the foregoing, the above table assumes that the base management fee is 1.75% in all cases, and does not reflect the reduction in place for the balance of 2014. We may from time to time decide it is appropriate to change the terms of the agreement. Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to shareholders for approval. See “Management and Other Agreements — Investment Advisory Agreement.”

The     % fee reflected in the table is calculated by determining the ratio that the base management fee bears to our net assets attributable to common stock (rather than our total assets). The estimate of our base management fee referenced in the table is based on our total assets (other than cash and cash equivalents and goodwill and intangible assets relating to the SBIC Acquisitions but including assets purchased with borrowed money and assets of any consolidated entity) as of         , 20  .

(5)	The incentive fee consists of two parts:

The first, payable quarterly in arrears, equals 20.0% of our pre-incentive fee net investment income initially calculated based on values at the closing of this offering (including income that is accrued but not yet received in cash), subject to a 2.0% quarterly (8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, OFS Advisor receives no incentive fee until our pre-incentive fee net investment income equals the hurdle rate of 2.0% but then receives, as a “catch-up,” 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, OFS Advisor will receive 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply.

The hurdle rate is fixed at 2.0% quarterly (8% annualized), which means that, if interest rates rise, it will be easier for our pre-incentive fee net investment income to surpass the hurdle rate, which could lead to the payment of fees to OFS Advisor in an amount greater than expected. There is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle rate and there is no delay of payment if prior quarters are below the quarterly hurdle rate.

The second part, payable annually in arrears, equals 20.0% of our realized capital gains on a cumulative basis as of the closing of this offering through the end of the year, if any (or upon the termination of the Investment Advisory Agreement, as of the termination date), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. The incentive fee is determined on a consolidated basis and, as such, will apply to the operations of SBIC I LP and OFS Capital WM if and for so long as their financial statements are consolidated with ours. See “Management and Other Agreements — Investment Advisory Agreement.”

(6)	Interest payments on borrowed funds represents an estimate of our annualized interest expenses based on actual interest and credit facility expenses incurred for the ended , 20 . Under the OFS Capital WM Credit Facility, our wholly-owned subsidiary, OFS Capital WM, had debt in the amount of outstanding as of , 20 . In addition, at , 20 , SBIC I LP had SBA debentures payable in the amount of $ million.

We may borrow additional funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. We also anticipate that SBIC I LP will incur additional leverage upon SBA approval and compliance with other customary procedures. Our shareholders will bear directly or indirectly the costs of borrowings under any debt instruments we may enter into.

(7)	Includes our overhead expenses, including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by OFS Services. See “Management and Other Agreements — Administration Agreement.” “Other expenses” also includes the management fee OFS Capital WM pays to MCF Capital Management, LLC, which is the loan manager and also an affiliated entity of Madison Capital (“Loan Manager”). These expenses are based on estimated amounts for the current fiscal year.
(8)	Estimated.
(9)	Our shareholders indirectly bear the expenses of underlying funds or other investment vehicles that would be investment companies under section 3(a) of the 1940 Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act (“Acquired Funds”) in which we invest. We do not currently invest in underlying funds or other investment companies.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above. The expense amounts assume an annual base management fee of 0.875% for the remainder of 2014 and 1.75% for each year thereafter. Transaction expenses are included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from realized capital gains	$	$	$	$

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5%

annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an insignificant impact on the expense amounts shown above, is not included in the example. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if our board of directors authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial and other data for the year ended December 31, 2013, the period from November 8, 2012 to December 31, 2012, the period January 1, 2012 through November 7, 2012, and the years ended December 31, 2011 and 2010 are derived from our consolidated financial statements that have been audited by McGladrey LLP. The selected financial data and other data for the three months ended March 31, 2014 and 2013 are derived from our unaudited financial statements. Interim results as of and for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014. The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Senior Securities,” and the consolidated financial statements and related notes included elsewhere herein.

	Post-IPO as a Business Development Company				Pre-IPO Prior to Becoming a Business Development Company
	Three Months Ended March 31		For the Year Ended December 31, 2013	For the Period November 8, 2012 through December 31, 2012	For the Period January 1, 2012 through November 7, 2012	For the Years Ended December 31,
	2014	2013				2012(1)	2011	2010
	(Unaudited)	(Unaudited)	(Amounts in thousands, except per share data)
Statement of Operations Data:
Total investment income	$5,012	$4,365	$17,070	$2,593	$10,839	$13,432	$1,772	$10,438
Total expenses	3,612	2,923	11,352	1,932	7,405	9,337	2,635	7,466
Net investment income (expenses)	1,400	1,442	5,718	661	3,434	4,095	(863)	2,972
Net realized gain (loss) on non-control/non-affiliate investments	—	5	87	—	(1,112)	(1,112)	—	—
Realized gain from SBIC Acquisitions	—	—	2,742	—	—	—	—	—
Net change in unrealized appreciation/depreciation on non-control/non-affiliate investments	926	1,173	367	(222)	161	(61)	(156)	19
Net change in unrealized appreciation/depreciation on affiliate investments	519	251	511	(41)	—	(41)	—	—
Net change in unrealized depreciation on control investment	(794)	—	(1,750)	—	—	—	—	—
Other income (loss) prior to becoming a business development company	—	—	—	—	3,113	3,113	(1,168)	2,248
Cumulative effect of accounting change	—	—	—	(348)	570	222	—	—
Extraordinary gain (loss)	—	—	—	873	(873)	—	—	—
Net increase (decrease) in net assets resulting from operations	2,051	2,871	7,675	923	5,293	6,216	(2,187)	5,239
Per share data:
Net asset value	$14.45	$14.76	$14.58	$14.80	N/A	N/A	N/A	N/A
Net investment income	0.15	0.15	0.59	0.07	N/A	N/A	N/A	N/A
Net realized gain on non-control/ non-affiliate investments	—	—	0.01	—	N/A	N/A	N/A	N/A
Realized gain from SBIC Acquisitions	—	—	0.29	—	N/A	N/A	N/A	N/A
Net change in unrealized appreciation/depreciation on non-control/non-affiliate investments	0.09	0.12	0.04	(0.02)	N/A	N/A	N/A	N/A
Net change in unrealized appreciation/depreciation on affiliate investments	0.05	0.03	0.05	—	N/A	N/A	N/A	N/A
Net change in unrealized depreciation on control investment	(0.08)	—	(0.18)	—	N/A	N/A	N/A	N/A
Net increase in net assets resulting from operations	0.21	0.30	0.80	0.10	N/A	N/A	N/A	N/A
Dividends and distributions declared	0.34	0.34	1.02	0.17	N/A	N/A	N/A	N/A

	Post-IPO as a Business Development Company				Pre-IPO Prior to Becoming a Business Development Company
	Three Months Ended March 31		For the Year Ended December 31, 2013	For the Period November 8, 2012 through December 31, 2012	For the Period January 1, 2012 through November 7, 2012	For the Years Ended December 31,
	2014	2013				2012(1)	2011	2010
	(Unaudited)	(Unaudited)	(Amounts in thousands, except per share data)
Balance sheet data at period end:
Investments, at fair value/book value	$228,002	$228,773	$237,919	$232,199	N/A	$232,199	$59,379	$150,477
Cash and cash equivalents	36,999	12,168	28,569	8,270	N/A	8,270	814	942
Restricted cash and cash equivalents	450	623	450	623	N/A	623	—	—
Other assets	7,156	3,528	12,149	4,457	N/A	4,457	4,721	2,651
Total assets	272,607	245,092	279,087	245,549	N/A	245,549	64,914	154,070
Debt	129,459	97,190	134,955	99,224	N/A	99,224	—	81,351
Total liabilities	133,418	103,190	138,709	103,750	N/A	103,750	10,195	84,548
Total net assets/member's equity	139,189	141,902	140,378	141,799	N/A	141,799	54,719	69,522
Other data (unaudited):
Weighted average annualized yield on income producing investments at fair value(2)	8.35%	7.43%	8.53%	N/A	N/A	7.64%	8.41%	7.56%
Number of portfolio companies at period end(3)	56	58	58	59	N/A	59	51	38

(1)	The consolidated statement of operations for the year ended December 31, 2012 included the Company's Pre-IPO and Post-IPO operations during 2012.
(2)	Weighted average annualized yield on income producing investments at fair value for the year ended December 31, 2011 and 2010 gives pro forma effect to OFS Capital’s consolidation of OFS Capital WM as a result of the WM 2012 Credit Facility Amendments, as if the consolidation took place at December 31, 2011 and 2010, respectively. Weighted average annualized yield on income producing investments at fair value for the year ended December 31, 2010 also gives effect to the sale accounting adjustment related to OFS Capital’s sale of its loan portfolio to OFS Capital WM on September 28, 2010, as if the accounting adjustment took place at December 31, 2010.
(3)	The number of portfolio companies at December 31, 2011 and 2010 gives pro forma effect to OFS Capital's consolidation of OFS Capital WM as a result of the WM 2012 Credit Facility Amendments, as if the consolidation took place at December 31, 2011 and 2010, respectively.

The following tables set forth certain quarterly financial information for the first quarter of the year ending December 31, 2014, each of the first, second, third, and fourth quarters in the years ended December 31, 2013 and each of the second, third, and fourth quarters in the year ended December 31, 2012. This information was derived from our unaudited consolidated financial statements. Results for any quarter are not necessarily indicative of results for the full year or for any future quarter.

	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Total investment income	$5,012	$4,452	$4,017	$4,236
Net investment income	1,400	1,382	1,428	1,466
Net realized and unrealized gain (loss)	651	(201)	(1,062)	1,791
Net increase in net assets resulting from operations	2,051	1,181	366	3,257
Earnings per share(1)	0.21	0.12	0.04	$0.34
Net asset value per share(2)	$14.45	$14.58	$14.46	$14.76

	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Total investment income	$4,365	$4,235	$4,035	$4,538
Net investment income	1,442	1,305	1,437	1,138
Net realized and unrealized gain (loss)	1,429	(191)	1,081	(2,104)
Net increase (decrease) in net assets resulting from operations	2,871	766	2,960	(370)
Net increase in net assets resulting from operations per share(3)	0.30	N/A	N/A	N/A
Net asset value per share(2)(3)	$14.76	$14.80	N/A	N/A

(1)	Based on weighted average shares outstanding for the respective period.
(2)	Based on shares outstanding at the end of the respective period.
(3)	For historical periods that include financial results prior to November 7, 2012, the Company did not have common shares outstanding or an equivalent, and therefore, weighted average shares outstanding information for periods that include financial results prior to November 7, 2012 are not provided.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to factors previously identified elsewhere in this prospectus, including the “Risks” section of this prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	the introduction, withdrawal, success and timing of business initiatives and strategies;
•	changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the value of our assets;
•	the relative and absolute investment performance and operations of our investment adviser;
•	the impact of increased competition;
•	the impact of future acquisitions and divestitures;
•	the unfavorable resolution of legal proceedings;
•	our business prospects and the prospects of our portfolio companies;
•	the impact, extent and timing of technological changes and the adequacy of intellectual property protection;
•	the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to us or OFS Advisors;
•	the ability of OFS Advisors to identify suitable investments for us and to monitor and administer our investments;
•	our contractual arrangements and relationships with third parties;
•	any future financings by us;
•	the ability of OFS Advisors to attract and retain highly talented professionals;
•	fluctuations in foreign currency exchange rates; and
•	the impact of changes to tax legislation and, generally, our tax position.

This prospectus and any prospectus supplement, and other statements that we may make, may contain forward-looking statements with respect to future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “potential,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended, or the Securities Act or Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

CAPITALIZATION

The following table sets forth:

•	the actual capitalization of OFS Capital Corp. at , 20 ; and
•	the pro forma capitalization of OFS Capital Corp. reflects the sale of shares of our common stock in this offering at an assumed public offering price of $ per share (the last reported closing price of our common stock on , 20 ) after deducting the underwriting discounts and commissions of approximately $ and estimated offering expenses of approximately $ payable by us.

This table should be read in conjunction with “Use of Proceeds” included in this prospectus supplement and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements and notes thereto included in the accompanying prospectus.

As of , 20
	Actual	Pro Forma(1)
	(in thousands)	(in thousands)
Assets:
Cash and cash equivalents	$	$
Investments at fair value	$	$
Other assets	$	$
Total assets	$	$
Liabilities:
Notes payable net of discount	$	$
Other Liabilities	$	$
Total Liabilities	$	$
Stockholders’ equity:
Common stock, par value $0.01 per share; shares authorized, shares issued and outstanding, shares issued and outstanding, as adjusted, respectively		$
Capital in excess of par value		$
Total stockholders’ equity		$

(1)	We may change the size of this offering based on demand and market conditions. A $0.50 increase (decrease) in the assumed offering price per share would increase (decrease) net proceeds to us from this offering by $[ ] million, assuming the number of shares offered by us as set forth on the cover page of this prospectus supplement remains the same, after deducting the underwriting discount and estimated expenses payable by us. Any additional proceeds to us resulting from an increase in the public offering price or the number of shares offered pursuant to this prospectus supplement will increase our cash and cash equivalents on an as adjusted basis and will be used as described in “Use of Proceeds.”

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $       million (or approximately $       million if the underwriters fully exercise their over-allotment option), in each case assuming a public offering price of $       per share, after deducting the underwriting discounts and commissions of $       million (or approximately $       million if the underwriters fully exercise their over-allotment option) payable by us and estimated offering expenses of approximately $       million payable by us.

We intend to use the net proceeds from the sale of our securities          and for other general corporate purposes, which may include         .

We anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within twelve months, but in no event longer than two years, depending on the availability of attractive opportunities and market conditions. However, there can be no assurance that we will be able to achieve this goal.

Pending such uses and investments, we will invest the remaining net proceeds primarily in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. The management fee payable by us to our investment adviser will not be reduced while our assets are invested in such securities. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of any offering, pending full investment, are held in lower yielding short-term instruments.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock, traded on the NASDAQ Global Select Market under the symbol “OFS,” began trading on November 8, 2012. The following table sets forth the range of high and low closing sales prices of our common stock as reported on the NASDAQ Global Market, the sales price as a percentage of net asset value and the distributions declared by us for each fiscal quarter. The stock quotations are interdealer quotations and do not include markups, markdowns or commissions.

			Closing Price Range		Premium (Discount) of High Sales Price to NAV(2)	Premium (Discount) of Low Sales Price to NAV(2)	Cash Distributions per Share
	NAV(1)		High	Low
Fiscal 2014
Third Quarter (through July 24, 2014)	$	*	13.11	12.65	*	*	**
Second Quarter	$	*	13.00	12.30	*	*	0.34
First Quarter		14.45	13.37	11.92	(7.5)%	(17.5)%	0.34
Fiscal 2013
Fourth Quarter		14.58	12.95	11.59	(11.2)%	(20.5)%	0.34
Third Quarter		14.46	12.66	11.66	(12.4)%	(19.4)%	0.34
Second Quarter		14.76	14.54	11.18	(1.5)%	(24.3)%	0.34
First Quarter		14.76	14.54	13.87	(1.5)%	(6.0)%	0.34
Fiscal 2012
Fourth Quarter		14.80	14.37	12.88	(2.9)%	(13.0)%	0.17

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low closing sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)	Calculated as of the respective high or low closing sales price divided by NAV.
*	NAV for this period has not been determined.
**	Cash distributions per share for the quarter ending September 30, 2014 have not yet been determined.

The last reported price for our common stock on July 24, 2014 was $12.69 per share. We were added to the NASDAQ Global Select Market beginning January 2, 2014. As of July 24, 2014, there were two holders of record of the common stock, one of which was OFSAM. The other holder of record does not identify shareholders for whom shares are held beneficially in “nominee” or “street name.”

Shares of business development companies may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term is separate and distinct from the risk that our net asset value will decrease. At times, our shares of common stock have traded at a premium to net asset value and at times our shares of common stock have traded at a discount to the net assets attributable to those shares. It is not possible to predict whether the shares offered hereby will trade at, above, or below net asset value.

Distributions

We are taxed as a RIC under the Code. Generally, a RIC is entitled to deduct dividends it pays to its shareholders from its income to determine “taxable income.” Taxable income includes our taxable interest, dividend and fee income, and taxable net capital gains. Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation, as gains or losses are not included in taxable income until they are realized. In addition, gains realized for financial reporting purposes may differ from gains included in taxable income as a result of our election to recognize gains using installment sale treatment, which generally result in the deferment of gains for tax purposes until notes or other amounts, including amounts held in escrow, received as consideration from the sale of investments are collected in cash. Taxable income includes non-cash income, such as changes in accrued and reinvested interest and dividends, which includes contractual PIK interest, and the amortization of discounts and fees. Cash collections of income resulting from contractual PIK interest or the amortization of discounts and fees generally occur upon the repayment of the loans or debt securities that include such items. Non-cash taxable income is reduced by non-cash expenses, such as realized losses and depreciation, and amortization expense.

Our board of directors will maintain a variable dividend policy with the objective of distributing four quarterly distributions in an amount that approximates 90 – 100% of our taxable quarterly income or potential annual income for a particular year. In addition, at the end of the year, we may also pay an additional special dividend, or fifth dividend, such that we may distribute approximately all of our annual taxable income in the year it was earned, while maintaining the option to spill over our excess taxable income.

The following table summarizes our distributions declared and paid on all shares to date (amount in thousands except per share data):

Date Declared	Record Date	Payment Date	Amount Per Share	Total Amount
Fiscal 2014
May 7, 2014	June 16, 2014	June 30, 2014	$0.34	$3,275
January 21, 2014	January 31, 2014	February 14, 2014	$0.34	$3,274
Fiscal 2013
September 25, 2013	October 17, 2013	October 31, 2013	$0.34	$3,273
June 25, 2013	July 17, 2013	July 31, 2013	0.34	3,272
March 26, 2013	April 17, 2013	April 30, 2013	0.34	3,269
Fiscal 2012
November 26, 2012(1)	January 17, 2013	January 31, 2013	$0.17	$1,628

(1)	Represents the dividend declared in the specified quarter, which, if prorated for the number of days remaining in the fourth quarter after our IPO in November 2012, would be $0.34 per share.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of our status as a regulated investment company. We cannot assure shareholders that they will receive any distributions at a particular level.

Distributions in excess of our current and accumulated earnings and profits generally are treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions are treated as a capital gain. The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year; therefore, a determination made on a quarterly basis may not be representative of the tax attributes of our annual distributions to shareholders. For the distribution paid during the three months ended       , 20  , out of the approximately $    million in distribution, approximately   % represented a return of capital and   % represented ordinary income.

Each year a statement on Form 1099-DIV identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in-capital surplus, which is a nontaxable distribution) is mailed to our U.S. shareholders. To the extent our taxable earnings fall below the total amount of our distributions for that fiscal year, a portion of those distributions may be deemed a tax return of capital to our shareholders.

We maintain an “opt-out” dividend reinvestment plan for our common shareholders. As a result, if we declare a dividend, cash dividends will be automatically reinvested in additional shares of our common stock unless the shareholder specifically “opts out” of the dividend reinvestment plan and chooses to receive cash dividends.

UNDERWRITING

[                    ] is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated [           ], each underwriter named below severally agrees to purchase the number of shares indicated in the following table:

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are purchased, other than the shares covered by the option described below.

Over-allotment Option

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional [     ] shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions and Discounts

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by OFS Capital Corp.	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $[          ].

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Lock-up Agreements

We, each of the members of OFS Advisor’s investment committee, and each of our officers and directors, has agreed, for a period of 180 days after the date of this prospectus, and OFSAM has agreed, for a period of two years after the date of this prospectus, not to, directly or indirectly: (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any shares of, our common stock, or any securities convertible into, or exercisable or exchangeable for our common stock, and (b) establish or increase any put equivalent position or liquidate or decrease any call equivalent position with respect to our common stock, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of our common stock, whether or not such transaction would be settled by delivery of common stock or other securities, in cash or otherwise, without, in each case, the prior written consent of the representatives, subject to certain specified exceptions.

The restricted period described above is subject to extension under limited circumstances. In the event either: (a) during the last 17 days of the applicable restricted period, we issue an earnings results or material news or a material event relating to us occurs; or (b) before the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period following the last day of the applicable period, the “lock up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event.

Price Stabilizations and Short Positions

In connection with the offering, [              ], on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Potential Conflicts of Interest

The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory, brokerage and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees and expense reimbursement. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, DC. Certain legal matters in connection with the offering will be passed upon for the underwriters, if any, by the counsel named in the prospectus supplement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements and the effectiveness of internal control over financial reporting appearing in this Prospectus and Registration Statement have been audited by McGladrey LLP, an independent registered public accounting firm located at One South Wacker Drive, Suite 800, Chicago, IL 60606, as stated in their reports appearing elsewhere herein, and are included in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

The report of McGladrey LLP dated March 17, 2014, on the effectiveness of internal control over financial reporting as of December 31, 2013, expressed an opinion that OFS Capital Corporation and Subsidiaries had not maintained effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 8, 2014, we dismissed McGladrey as our independent registered public accounting firm. During the fiscal year ended December 31, 2013 and through April 8, 2014, there were no disagreements between us and McGladrey with respect to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey, would have caused it to make reference to the subject matter of such disagreements in its reports on the financial statements for such years. Nor were there any “reportable events” as such term is described in Item 304(a)(1)(v) of Regulation S-K, promulgated under the Securities Exchange Act of 1934, as amended.

On April 11, 2014, we engaged BDO as our new independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2014. During the two most recent fiscal years and through April 11, 2014, the date of the engagement of BDO, neither the Company nor any person on its behalf has consulted with BDO with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” as such terms are described in Items 304(a)(1)(iv) or 304(a)(1)(v), respectively, of Regulation S-K promulgated under the Exchange Act. BDO’s principal business address is 100 Park Avenue, New York, NY 10017.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

We will file with or submit to the SEC periodic and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. We maintain a website at http://www.ofscapitalcorp.com and make all of our periodic and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.